JACK HENRY & ASSOCIATES, INC.® | 2009 ANNUAL REPORT



Jack Henry & Associates® is a financially sound, customer-focused technology company that provides the products and services financial institutions and other diverse businesses need to respond to business opportunities and solve operational challenges. Our products and services are supporting more than 9,800 customers and are delivered through three primary brands.

Jack Henry Banking™ is a leading provider of the core and complementary solutions banks need to process financial transactions, automate business processes, and manage mission-critical information. Our original business line supports approximately 1,500 banks, ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks, with three functionally distinct core systems and more than 100 complementary products and services.

Symitar™ is a leading provider of the core and complementary solutions credit unions need to process financial transactions, automate business processes, and manage mission-critical information. Symitar supports more than 700 credit unions of all asset sizes with two functionally distinct core systems and approximately 50 complementary products and services.

ProfitStars® is a leading provider of highly specialized products and services that financial services organizations of all asset sizes and charters, and diverse businesses outside the financial industry use to capitalize on revenue growth opportunities, mitigate and control financial and operational risks, and contain operating costs. ProfitStars' products and services have been implemented by approximately 7,500 customers and enabled Jack Henry & Associates to enter large nontraditional markets.

FINANCIAL HIGHLIGHTS (In millions except per share data)

REVENUE


$666
$743
$746
2007
2008
2009

NET INCOME


$105
$104
$103
2007
2008
2009

DILUTED EARNINGS *per share*


$1.14
$1.16
$1.22
2007
2008
2009

TOTAL ASSETS


$999
$1,021
$1,051
2007
2008
2009

STOCKHOLDERS' EQUITY


$598
$601
$627
2007
2008
2009

DIVIDENDS DECLARED *per share*


$0.24
$0.28
$0.32
2007
2008
2009

TO OUR SHAREHOLDERS

The recession's impact on the financial services industry the primary market for our products and services – has been unprecedented. Our existing and prospective financial institution customers were not insulated from these challenges, and like the industry at-large, many responded by decreasing discretionary spending and postponing non-essential buying decisions.

Despite the recession's impact on our ability to earn new customers and expand existing customer relationships at historic levels, our solid balance sheet, conservative business principles, recurring revenue, long-term contracts, large and loyal customer base, and diversified product offering enabled us to continue to generate solid financial results. During fiscal year 2009 ended June 30, total revenue increased to a record $746 million. Net income was $103 million or $1.22 per diluted share, as compared to net income of $104.2 million or $1.16 per diluted share reported in fiscal year 2008. We generated strong cash flow from operating activities of $207 million, return on assets was 10 percent, and return on equity was 17 percent.

Our revenue mix for the year consisted of $58 million in software license fees or eight percent of total revenue, $614 million in support and services or 82 percent of total revenue, and $73 million in hardware sales or 10 percent of total revenue.

Recurring revenue, which provides the financial stability to support our ongoing growth, was approximately 75 percent in fiscal year 2009, compared to 70 and 66 percent in fiscal years 2008 and 2007, respectively.

Backlog, which consists of contracted sales of products and services that were not delivered by fiscal year-end, reached $289 million, a 12 percent increase over the $257.4 million reported last year.

We generated excellent profitability with a 21 percent operating margin.

Our company-wide focus on expense reduction also positively impacted the fiscal year's financial performance. Opportunities to reduce near- and long-term expenses were carefully scrutinized and numerous cost containment initiatives were implemented, including several that reduced our payroll expenditure which is our largest expense. Voluntary time off without pay, staff reassignments, and company-wide salary reductions enabled us to reduce payroll while avoiding layoffs that negatively impact our customers and employees, and dilute the highly specialized workforce we have recruited and trained, and that we will need when the economy recovers and financial institutions begin buying technology at historic levels.

For 33 years, our company has prospered in a highly competitive and consolidating industry and weathered various economic cycles by narrowly focusing on providing high quality, technology-driven products and services backed by distinct levels of customer care. Through this most recent economic downturn and its impact on our financial performance, our strategic focus has not changed and each of our three brands continues to execute its successful business strategy.

We are confident the economy will recover and with our customers' loyalty and guidance, our associates' determination and dedication, and our shareholders' confidence Jack Henry & Associates will emerge from this challenging business environment strategically and financially positioned to pursue the burgeoning business opportunities that will once again generate the company-wide progress and financial performance we expect.

Chief Executive Officer

President

Chief Financial Officer & Treasurer



JACK PRIM
Chief Executive Officer



TONY WORMINGTON
President



KEVIN WILLIAMS
Chief Financial Officer
& Treasurer

For 33 years, our company has prospered in a highly competitive and consolidating industry and weathered various economic cycles by narrowly focusing on providing high quality, technology-driven products and services backed by distinct levels of customer care.

jack henry & ASSOCIATES INC.®

jack henry & ASSOCIATES INC.®

Jack Henry & Associates was founded in 1976 to provide data processing solutions for community banks. Today, our diversified, customer-focused company provides technology solutions that blend proven functionality, personal service, and integrity-based business relationships.

PRODUCTS AND SERVICES

Our products and services process financial transactions, automate business processes, and manage mission-critical business information. Our solutions are delivered through three primary brands – Jack Henry Banking, Symitar, and ProfitStars – and hallmarked by premier customer service, full integration of appropriate solutions, leading-edge research and development, customer-driven enhancements, and the integration of practical and proven new technologies. Through internal product development, disciplined acquisitions, and alliances with successful companies offering best-of-breed solutions, we regularly introduce new products and services that strategically expand our offering.

CUSTOMERS

We currently serve more than 9,800 technology-dependent businesses, including financial institutions of all asset sizes and charters, and diverse businesses outside the financial industry. The functionality of our solutions, our company-wide commitment to provide outstanding service, and the fundamental way we do business typically foster long-term and highly referenceable customer relationships, attract new and prospective customers, and have enabled us to capture substantial market share.

MARKETS

Our traditional market consists of banks with up to $50 billion in assets and credit unions of all asset sizes that plan to replace their existing core systems with the technology platforms provided by Jack Henry Banking and Symitar. Our nontraditional market consists of financial services organizations of all asset sizes and charters, and businesses outside the financial industry that need ProfitStars' best-of-breed payment processing, performance measurement and management, check and document imaging, retail delivery, and risk mitigation solutions to augment their primary technology platforms.

COMPETITIVE ADVANTAGE

Our primary and sustainable competitive advantage is premier customer service. We are driven by a genuine commitment to provide service levels that exceed customer expectations and foster rewarding customer satisfaction and retention. We regularly measure customer satisfaction using comprehensive annual surveys, including executive and operations versions, and more than 50,000 random surveys initiated by the service requests we receive each year. Dedicated surveys are also used to grade specific aspects of our customer experience, including product implementation, education, and consulting services. The results of this year's survey process once again confirmed that our company-wide service quality exceeded our customers' expectations and generated satisfaction levels we believe to be among the highest in the markets we serve.

GUIDING PRINCIPLES

We have maintained the focused work ethic and ideals established by our co-founders – Jack Henry and Jerry Hall – 33 years ago. The time-tested fundamentals guiding our company are:

- Do the right thing,
- Do what ever it takes, and
- Have fun.

Despite the growing complexity of our technology solutions and our traditional and nontraditional markets, these three simple tenets have enabled us to:

- Develop and execute a business strategy that is governed by conservative business principles and performance management;
- Provide and support an extensive line of products and services for technology-dependent businesses;
- Earn a large, loyal customer base;
- Capture substantial market share;
- Establish a corporate culture that values integrity-based business relationships and recognizes premier customer service as our primary and sustainable competitive advantage;
- Provide rewarding opportunities for our workforce;
- Prosper in a competitive and consolidating industry; and
- Maintain a solid balance sheet.

LOOKING FORWARD

We will continue to leverage our strategic and financial position to optimize five primary growth drivers:

- Increase market share by earning new traditional and nontraditional customers;
- Expand existing customer relationships by cross selling additional products and services;
- Add new products and services in response to customer and market demands;
- Increase recurring revenue by optimizing outsourcing opportunities, transaction-based processing fees, and software maintenance and support fees; and
- Pursue disciplined acquisitions that complement our organic growth and support our focused diversification strategy.

OUR CORPORATE MISSION IS ...

To protect and increase the value of our stockholders' investment by providing quality products and services to our customers. In accomplishing this we feel it is important to:

• Concentrate our activities on what we know best – information systems and services for financial institutions,

• Provide outstanding commitment and service to our customers so that the perceived value of our products and services will be consistent with the real value, and

• Maintain a work environment that is personally, professionally, and financially rewarding for our employees.

Detailed information about Jack Henry & Associates is available at www.jackhenry.com.

jack henry
BANKING™
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®

Our original business was founded in 1976 in response to the growing demand for off-the-shelf banking software. More than three decades later, Jack Henry Banking is a leading provider of the technology platforms banks need to process financial transactions, automate business processes, and maintain vital business information.

We now serve as the primary technology partner for approximately 1,500 banks ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks and multi-bank holding companies. Our customer base also includes approximately 20 percent of mid-tier banks with assets ranging from $1 billion to $30 billion.

Our product and service offering enables banks to implement integrated technology platforms tailored to meet their unique business strategies. Our banking solutions encompass three functionally distinct core systems, more than 100 integrated complementary solutions, in-house and outsourced delivery alternatives, and the support infrastructure required to serve as a single point of contact, support, and accountability.

BUSINESS STRATEGY

Unprecedented advances in technology have revolutionized the banking industry since our company was founded. Despite these dramatic advances, Jack Henry Banking's fundamental business strategy has remained consistent and focused on five fundamental principles.

PROVIDE BEST-OF-BREED, HIGHLY SCALABLE CORE SOLUTIONS

Jack Henry Banking provides three functionally distinct core systems that diverse banks have selected to replace every major competitive alternative marketed today. The SilverLake System® is a highly customizable IBM® Power™ System-based solution for commercial-focused banks, CIF 20/20® is a parameter-driven IBM Power System-based solution, and Core Director® is a Windows®-based client/server solution. Our systems support banks' dynamic processing requirements and optimize their operating flexibility and technology investments with in-house or outsourced implementation, customer-driven enhancements, open system architecture, scalable hardware platforms, the regular introduction of new complementary solutions and practical new technologies, and compliance with regulatory requirements. We will continue to support our existing customers' dynamic transaction and information processing requirements, and attract new customers with our best-of-breed, fully integrated, highly scalable core systems.

PROVIDE BEST-OF-SUITE COMPLEMENTARY PRODUCTS AND SERVICES

We offer approximately 100 complementary solutions that enhance the functionality of our core systems and enable banks to support their evolving business strategies, address specific business opportunities and operational issues, and improve speed-to-market with highly competitive financial products. Our best-of-suite complementary solutions include business intelligence and bank management, retail delivery, business banking, Internet banking, electronic funds transfer, risk management and protection, and item and document imaging solutions. We will continue to introduce new complementary solutions that strategically enhance our technology platforms through internal product development, strategic acquisitions, and alliances with successful companies that provide best-of-breed solutions.

PROVIDE SUPERIOR CUSTOMER SERVICE

Jack Henry Banking embodies the company-wide commitment to exceed customers' service-related expectations. Our experience providing banks with mission-critical technology platforms since 1976 has enabled us to fully understand the importance of providing consistent, outstanding service and the benefits of serving as the single point of contact and support for complex banking platforms. We will continue to provide premier service by leveraging our comprehensive support infrastructure, enforcing our exacting service standards, and accurately measuring customer satisfaction.

PROVIDE STATE-OF-THE-ART INTEGRATION

Our integrated approach to bank-wide automation eliminates the islands of technology generated by interfacing disparate products and the inherent operational issues. Full integration also eliminates the efforts required to interface multiple products from multiple vendors, the impact of ongoing releases on interfaced products, and the manual processes required to perform business functions that are not fully automated by interfaced products.

Although we provide one of the most extensive product offerings available today, banks can have niche product requirements outside our offering. In response, we developed jXchange™, a services-oriented architecture on a .NET platform that provides open connectivity between our core and complementary solutions and third-party products.

Our contemporary integration methodology increases our customers' operating flexibility and enables them to leverage existing and future technology investments.

We will continue to tightly integrate our core and complementary solutions, and provide innovative business tools like jXchange that generate key differentiators in a highly competitive market.

PROVIDE UNPRECEDENTED DATA CONVERSIONS AND SYSTEM IMPLEMENTATIONS

We have developed a production-proven conversion and implementation process that is executed by highly trained professionals and supported by constant communications. On average, approximately 30 new bank customers and approximately 60 banks that are acquired by our existing customers are converted to our core systems each year. Successfully converting hundreds of banks from virtually every competitive platform has provided us with unique expertise and real-world experience. We will continue to deploy our change management process to perform complex data conversions and system implementations that are virtually transparent to bank customers.

Looking Forward

We will continue to maintain our rewarding levels of customer satisfaction and retention, expand existing customer relationships through the cross sales of additional complementary solutions, aggressively and successfully compete for new bank customers, and optimize our market presence and potential by remaining focused on these fundamental tenets of our successful business strategy.

We now serve as the primary technology partner for approximately 1,500 banks ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks and multi-bank holding companies.

Our product and service offering enables banks to implement integrated technology platforms tailored to meet their unique business strategies.

Detailed information about Jack Henry Banking and its product and service offering is available at www.jackhenrybanking.com.

SYMITAR™

A JACK HENRY COMPANY

Symitar was founded in 1985 and acquired by Jack Henry & Associates in 2000. Today, Symitar is a leading provider of the technology platforms credit unions of all asset sizes need to process financial transactions, automate business processes, and maintain business information.

During the nine years since the acquisition, Symitar has more than doubled its customer base. We now provide enterprise-wide automation to more than 700 credit unions, ranging from recently chartered de novo organizations to corporate credit unions. Our customer base also includes approximately 33 percent – more than twice the market share of our closest competitor – of the 153 credit unions having assets that exceed $1 billion (as of June 30, 2009).

Our core and complementary solutions enable credit unions to implement technology platforms customized to meet their business strategies and operating environments. Our solutions encompass two functionally distinct core systems, more than 50 integrated complementary solutions, in-house and outsourced delivery alternatives, and the support infrastructure required to serve as a single point of contact and support.

BUSINESS STRATEGY

The five principles of our business strategy have generated significant growth, enabled the company to maintain a 99 percent customer retention rate throughout its 25-year history, and positioned Symitar as a recognized industry leader.

PROVIDE BEST-OF-BREED TECHNOLOGY PLATFORMS

Symitar provides two core systems that credit unions have selected to replace every major competitive alternative. Episys® is a highly customizable IBM Power System-based system marketed to credit unions with more than $50 million in assets, and Cruise® is a Windows-based client/server solution acquired in 2002 as a production-proven core system for smaller credit unions. Our complementary solutions enhance the functionality of these core systems with integrated business intelligence and profitability, retail delivery, member business services, Internet banking, electronic funds transfer, risk management and security, and item and document imaging solutions. Our systems support diverse processing requirements and operating environments with in-house or outsourced implementation, customer-driven enhancements, scalable hardware platforms, and the regular introduction of new complementary solutions and practical new technologies. We will continue to support our customers' dynamic processing requirements and attract new customers with our best-of-breed technology platforms.

MAINTAIN OUR COMMITMENT TO SUPERIOR SERVICE

Symitar was founded on the belief that customer acquisition, satisfaction, and retention are dependent on the ability to provide exceptional service. Throughout Symitar's 25-year history, it has maintained its commitment to superior service and enjoys a customer retention rate that exceeds 99 percent – the highest among the major core providers in the credit union space. We will continue to strategically focus on maintaining our industry-leading customer satisfaction and retention rates by continually surveying our customers to identify specific opportunities to refine our support infrastructure and best practices methodology, and enhance the overall service experience.

LEVERAGE OUR HIGH-PROFILE CUSTOMER BASE

Symitar's customer list reads like a *Who's Who* of technologically progressive credit unions that are managed by respected industry leaders. Our customers are also among the most active in the industry, self-organizing into five regional user groups that provide valuable collaboration. Each group shares business strategies, specific ways to improve operations with Episys' standard and customized functionality, and internally-developed niche applications. It is understood throughout our customer base that if an Episys-automated credit union needs an internally developed application, there is likely another credit union that has already developed the solution and is willing to share it.

Episys also boasts the largest user base in the industry which has grown organically by replacing competitively installed systems following the evaluations conducted by more than 500 individual credit unions rather than through the acquisition and conversion of competitive customer bases. We consider the fact that more than 500 credit unions evaluated core systems and ultimately selected Episys as an unprecedented endorsement of the system's functionality.

We will continue to leverage our high-profile customer base as our single most powerful sales tool in an industry that is dependent on customer references to attract new and prospective customers.

PROVIDE FLEXIBLE, OPEN SYSTEMS

System flexibility and openness represent one of our key competitive differentiators. We have developed innovative business tools and programs, including PowerOn®, SymConnect™, and our Vendor Integration Program (VIP) to optimize this differentiator.

PowerOn is a sophisticated scripting language credit unions use to customize any aspect of the Episys system and develop add-on applications such as member rewards programs and sales tracking tools. The customization capabilities and operating flexibility provided by PowerOn make it virtually impossible for credit unions to outgrow Episys.

Although we provide an extensive array of complementary products and services, credit unions want product and vendor flexibility and typically do not buy all of their complementary solutions from a single provider. Through SymConnect, our application programming interface (API), Episys can be easily interfaced with third-party and internally developed solutions.

Our Vendor Integration Program (VIP) allows third-party vendors to contract with Symitar for the technical support required to ensure the ongoing compatibility of their complementary solutions with Episys. VIP represents a level of inclusiveness that is unmatched in our industry today.

We are equally committed to keeping the Cruise system current and relevant with a major development initiative that is transitioning the system to a .Net architecture that complies with the latest industry standards. Symitar is also developing a Cruise-equivalent of SymConnect.

We will continue to provide open, flexible technology platforms that can be easily augmented with Symitar's integrated complementary solutions, third-party products, and the internally developed applications that our diverse customers need.

CAPITALIZE ON INDUSTRY CONSOLIDATION

Symitar is positioned to benefit from the ongoing consolidation in the credit union industry. The net effect of recent consolidation activity has been among smaller institutions. These mergers increase the number of credit unions with approximately $100 million or more in combined assets, which increases the number of institutions in the target market for our flagship Episys product. Also, Episys is selected to automate a significant number of credit unions formed by the merger of Symitar customers and non-customers. Despite the consolidation, approximately 80 percent of credit unions have less than $100 million in assets, so there continues to be significant sales opportunities for our Cruise platform.

Looking Forward

We will continue to maintain Symitar's industry leadership with a strict focus on product and service quality, by aggressively and effectively leveraging our competitive distinctions, and by providing the products and services that diverse credit unions need to prosper in the competitive and evolving financial services industry.

25 YEARS SERVING CREDIT UNIONS

Twenty-five years ago, three credit union veterans met at a Wendy's in San Diego and decided to form a technology company. Their strategy was to develop a data processing system for credit unions that addressed the shortcomings of the systems available at that time. Focused on their first challenge – naming the company – they discovered scimitar in the dictionary but disliked the spelling. So in May of 1984, with a kitchen table as the corporate headquarters, "scimitar" became "Symitar" and the rest is history.

A number of strategic milestones and tremendous progress have been realized during the past 25 years. And there is probably no better measure of that progress than our customer base. Cabrillo Credit Union – a customer to this day – became the company's first customer even before the Episys system was developed. Today, more than 700 credit unions are automated by Symitar systems.

This landmark birthday provides an ideal opportunity to reflect on all that has been accomplished, to thank our associates for their commitment to our customers and mission, and to thank our customers for their business and loyalty.

Detailed information about Symitar and its product and service offering is available at www.symitar.com.

ProfitStars®
A JACK HENRY COMPANY

We initiated our focused diversification strategy in 2004 to acquire companies and products that broaden our reach well beyond our traditional markets, and established ProfitStars in 2006 as Jack Henry & Associates' third primary brand to encompass our diversification acquisitions.

ProfitStars now provides more than 60 best-of-breed solutions that enable financial services organizations and diverse businesses to capitalize on specific revenue and growth opportunities, mitigate and control financial and operational risks, and contain operating costs. These solutions can be sold to virtually any financial services organization – regardless of asset size, charter, or core processing platform – and select solutions are sold to businesses outside the financial industry and internationally. These highly specialized products and services are also cross sold to the banks and credit unions served by Jack Henry Banking and Symitar, and among the customer bases of the companies acquired by Jack Henry & Associates.

Through 17 strategic acquisitions and targeted sales and cross-sales initiatives, ProfitStars' solutions are now supporting approximately 7,500 domestic and international financial services organizations and business entities.

BUSINESS STRATEGY

ProfitStars has executed a dynamic and successful business strategy encompassing six fundamental principles that have enabled our customer base, product offering, and revenue contribution to increase significantly each year since the division's inception.

MAINTAIN STRICT FOCUS ON HIGH QUALITY PRODUCTS, EXCEPTIONAL SERVICE, AND CUSTOMER SATISFACTION

ProfitStars provides best-of-breed payment processing, performance measurement and management, check and document imaging, retail delivery, and risk mitigation solutions that can be implemented individually or as comprehensive solution suites. These highly specialized products and services leverage Jack Henry & Associates' extensive support infrastructure and service standards to consistently provide service levels that exceed customer expectations. We will continue to strategically focus on providing the best-of-breed products and the distinct support services required to maintain distinct levels of customer satisfaction and retention, and to attract new and prospective customers in our traditional and nontraditional markets.

EXPAND PRODUCT AND SERVICE OFFERING

Through the acquisition of 17 companies and internal product development, ProfitStars' now offers more than 60 products and services. We will continue to introduce new market-driven solutions that expand our solution suites, sales and cross-sales opportunities, and market presence and potential through internal product development, strategic acquisitions, and alliances with successful companies.

INTRODUCE NEW PRODUCTS THROUGH LEVERAGED DEVELOPMENT

Dynamic customer, market, and competitive demands are shaping financial institutions' business strategies and generating ongoing need for new products and services. The architecture of select ProfitStars' products enables us to expedite our response with innovative new solutions that leverage existing product engines. For example, ProfitStars' Remote Deposit Capture solution enables businesses to remotely deposit checks by scanning the checks and converting them into electronic transactions that are deposited and processed online. This sophisticated payment processing platform was leveraged to develop Dep@sit™, a micro business capture solution that enables small businesses and individuals to deposit checks remotely using off-the-shelf home flatbed scanners. We will continue to leverage appropriate ProfitStars products and services to develop new solutions that we can sell to virtually any financial services organization, including our core bank and credit union customers.

INCREASE PRESENCE AND POTENTIAL IN NONTRADITIONAL MARKETS

Jack Henry & Associates' traditional markets include community and mid-tier banks, and credit unions of all sizes. Prior to 2004, our acquisition strategy primarily focused on companies that provided complementary solutions that could be integrated and sold almost exclusively to our core bank and credit union customers. Through our focused diversification strategy, ProfitStars has now assembled an array of solutions that enabled our entrance into large nontraditional markets that have significant sales and growth opportunities. These nontraditional markets include thousands of financial services organizations for which we previously had no appropriate offering, including the industry's largest institutions. ProfitStars' customer roster now includes 42 of the largest 50 domestic banks, including all of the top 15 banks, 29 of the 50 largest credit unions, and leading securities and insurance companies. Our nontraditional market also includes diverse businesses outside the financial industry, including healthcare, non-profit organizations, the public sector, utilities, retailers, distribution, and manufacturing and processing. We will continue to aggressively promote our best-of-breed solutions to increase our presence and potential in these nontraditional markets and to cross sell additional solutions to our top-tier customers.

LEVERAGE ISO AND VAR PARTNERSHIPS

We are establishing strategic partnerships with Independent Sales Organizations (ISOs) and Value Added Resellers (VARs) to sell select ProfitStars solutions to new markets and outside customer bases. These third-party sales initiatives are natural extensions of ProfitStars' direct sales and cross sales approach, and are expected to become an increasingly important component of the sales model targeting businesses outside the financial industry. We will continue to partner with ISOs and VARs that offer expertise and proven sales success in specific segments of our nontraditional markets.

OPTIMIZE ORGANIC GROWTH AND PURSUE DISCIPLINED ACQUISITIONS

Despite the limited opportunities to identify companies that meet our disciplined acquisition criteria during fiscal year 2009, ProfitStars is positioned to generate significant organic growth through the sales and cross sales of its existing product offering. We will continue to pursue acquisitions of successful companies and specialized solutions that expand our product offering and customer base, generate additional sales and cross-sales opportunities in our traditional and nontraditional markets, and facilitate our entrance into new markets.

Looking Forward

We will continue to refine our successful business strategy in response to the industries we serve and the advances in the technologies driving our solutions. ProfitStars is positioned to enhance its growing brand identity by continuing to serve as an innovative and responsive technology partner for diverse financial services organizations and business entities.

Through the acquisition of 17 companies and internal product development, ProfitStars now provides more than 60 best-of-breed solutions that enable financial services organizations and diverse businesses to capitalize on specific revenue and growth opportunities, mitigate and control financial and operational risks, and contain operating costs.

Detailed information about ProfitStars and its product and service offering is available at www.profitstars.com.

FISCAL YEAR 2009
Financials

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the NASDAQ Global Select Market ("NASDAQ"), formerly known as the NASDAQ National Market, under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2009	**High**	**Low**
Fourth Quarter	**$20.99**	**$16.95**
Third Quarter	**19.94**	**14.29**
Second Quarter	**20.39**	**14.76**
First Quarter	**24.45**	**19.02**

Fiscal 2008	High	Low
Fourth Quarter	$27.48	$21.62
Third Quarter	26.11	22.22
Second Quarter	29.24	24.34
First Quarter	27.50	23.39

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2009 and 2008 are as follows:

Fiscal 2009	**Dividend**
Fourth Quarter	**$0.085**
Third Quarter	**0.085**
Second Quarter	**0.075**
First Quarter	**0.075**

Fiscal 2008	Dividend
Fourth Quarter	$0.075
Third Quarter	0.075
Second Quarter	0.065
First Quarter	0.065

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

Information regarding the Company's equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in the Company's definitive Proxy Statement and is incorporated herein by reference.

On August 21, 2009, there were approximately 47,000 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $23.59 per share.

PERFORMANCE GRAPH

The following chart presents a comparison for the five-year period ended June 30, 2009, of the market performance of the Company's common stock with the S & P 500 Index and an index of peer companies selected by the Company:

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Jack Henry & Associates, Inc., The S&P 500 Index
And A Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
6/04
6/05
6/06
6/07
6/08
6/09
Jack Henry & Associates, Inc.
S&P 500
Peer Group

This comparison assumes $100 was invested on June 30, 2004, and assumes reinvestments of dividends. Total returns are calculated according to market capitalization of peer group members at the beginning of each period. Peer companies selected are in the business of providing specialized computer software, hardware and related services to financial institutions and other businesses. Companies in the peer group are Affiliated Computer Services, Inc., Bottomline Technology, Inc., Cerner Corp., DST Systems, Inc., Euronet Worldwide, Inc., Fair Isaac Corp., Fidelity National Financial, Inc., Fiserv, Inc., Goldleaf Financial Solutions, Inc., Metavante Technologies, Inc., Online Resources Corp., S1 Corp., SEI Investments Company, Telecommunications Systems, Inc., and Tyler Technologies Corp.

SELECTED FINANCIAL DATA

Selected Financial Data
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,				
Income Statement Data	**2009**	2008	2007	2006	2005
Revenue [(1)]	**$ 745,593**	$ 742,926	$ 666,467	$ 590,877	$ 535,191
Income from continuing operations	**$ 103,102**	$ 105,287	$ 105,644	$ 90,863	$ 76,050
Diluted net income per share, continuing operations	**$ 1.22**	$ 1.17	$ 1.15	$ 0.97	$ 0.82
Dividends declared per share	**$ 0.32**	$ 0.28	$ 0.24	$ 0.20	$ 0.17
Balance Sheet Data					
Working capital	**$ 15,239**	$ (11,418)	$ 19,908	$ 42,918	$ 13,710
Total assets	**$ 1,050,700**	$ 1,021,044	$ 999,340	$ 906,067	$ 814,153
Long-term debt	**$ -**	$ 24	$ 128	$ 421	$ -
Stockholders' equity	**$ 626,506**	$ 601,451	$ 598,365	$ 575,212	$ 517,154

(1) Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

Overview

BACKGROUND AND OVERVIEW

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our eight data centers in six physical locations and 12 item-processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All dollar amounts are in thousands and discussions compare fiscal 2009 to fiscal 2008 and compare fiscal 2008 to fiscal 2007.

We derive revenues from three primary sources:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $535,191 in fiscal 2005 to $745,593 in fiscal 2009. Income from continuing operations has grown from $76,050 in fiscal 2005 to $103,102 in fiscal 2009. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 9,800 customers who utilize our software systems as of June 30, 2009.

Since the start of fiscal 2007, we have completed 3 acquisitions. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and Electronic Funds Transfer ("EFT") support services. Outsourcing services are performed through our data and item processing centers. Revenues from outsourced item and data processing and EFT support services are primarily derived from monthly usage or transaction fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item processing centers providing services for our outsourced customers, EFT services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

Results of Operations

FISCAL 2009 COMPARED TO FISCAL 2008

In fiscal 2009, revenues remained fairly even compared to the prior year as growth in Support and services revenue was offset by decreases in license and hardware revenue. This continuing shift in sales mix resulted in slightly leaner gross and operating margins. As a result, revenue that was consistent with the prior year yielded income from continuing operations that was down 2% in comparison to fiscal 2008.

The US financial crisis is a primary concern at this time as it threatens our customers and our industry. The profits of many financial institutions have decreased and this has resulted in some reduction of demand for new products and services. We remain cautiously optimistic, however, with increasing portions of our business coming from recurring revenue, increases in backlog and encouraging sales pipeline in specific areas. Our customers will continue to face regulatory and operational challenges which our products and services address, and in these times have an even greater need for some of our solutions that directly address institutional profitability and efficiency. We face these uncertain times with a strong balance sheet and an unwavering commitment to superior customer service, and we believe that we are well positioned to address current opportunities as well as those which will arise when the economic rebound occurs.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2009	2008	
License	**$ 58,434**	$ 73,553	**-21%**
Percentage of total revenue	**8%**	10%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

As a result of the current economic downturn, we have seen some of our customers postpone making large capital investments in technology, including software. In addition, our customers are often electing to contract for our products via an outsourced delivery rather than a traditional license agreement. Our outsourced delivery does not require our customers to make a large, up-front capital investment in license fees or hardware. During fiscal 2009, our core software products either had a decrease in license revenue or they remained even compared to the prior year. In particular, Episys®, our flagship core solution for credit unions experienced a decrease. Episys revenue has decreased as we have seen a decrease in the average size of contracts delivered during the year. Those contracts were smaller on average since they were made with smaller credit unions. Our license revenues for most of our complementary software solutions are also down compared to the prior year with the exception of certain of our item and document imaging solutions, particularly Synergy Enterprise Content Management, which has experienced 31% growth over the prior year.

Support and Service Revenue

	Year Ended June 30,		% Change
	2009	2008	
Support and service	**$ 614,242**	$ 580,334	**+6%**
Percentage of total revenue	**82%**	78%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 19,692	8%
EFT Support	15,699	12%
Outsourcing Services	4,059	3%
Implementation Services	(5,542)	-9%
Total Increase	**$ 33,908**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT Support services.

There was strong growth in most support and service revenue components in fiscal 2009. In-house support and other services increased partially as a result of license agreements for which the implementations were completed during the latest twelve months. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow.

EFT support, including ATM and debit card transaction processing, online bill payment services, remote deposit capture and transaction processing services, experienced the largest percentage growth as we have seen strong growth in our bill pay and enterprise payment solutions. In addition, we have seen continuing expansion of our customer basis for EFT support as a whole.

Overall, Outsourcing services revenue grew only slightly. However, our core data processing revenue increased over 8% year-to-date compared to last year as our customers continue to choose outsourcing for the delivery of our solutions. These gains have been largely offset by a decrease in de-conversion revenue and in item processing revenue. We expect the trend towards outsourced product delivery to benefit Outsourcing services revenue; however, we also expect item-processing revenue to continue to decline as fewer paper checks are processed in favor of check images and remote deposit capture.

The decrease in implementation services revenue is related to fewer convert/merger implementations for our bank customers due to the slowdown in bank merger and acquisition activity in the current market environment.

Hardware Revenue

	Year Ended June 30,		% Change
	2009	2008	
Hardware	**$ 72,917**	$ 89,039	**-18%**
Percentage of total revenue	**10%**	12%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue decreased mainly due to a decrease in the number of hardware systems and components delivered in the current year compared to a year ago. Hardware revenue has been negatively impacted by the decrease in the number of implementations of licensed core systems and the increase in outsourcing contracts, which typically do not include hardware. Additionally, during the prior fiscal year, hardware revenue was increased by increased IBM System i upgrades, which have not occurred at the same level in the current fiscal year.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2009	2008	
Cost of License	**$ 6,885**	$ 6,698	**+3%**
Percentage of total revenue	**<1%**	<1%	
License Gross Profit	**$ 51,549**	$ 66,855	**-23%**
Gross Profit Margin	**88%**	91%	
Cost of support and service	**$ 385,837**	$ 364,140	**+6%**
Percentage of total revenue	**52%**	49%	
Support and Service Gross Profit	**$ 228,405**	$ 216,194	**+6%**
Gross Profit Margin	**37%**	37%	
Cost of hardware	**$ 53,472**	$ 64,862	**-18%**
Percentage of total revenue	**7%**	9%	
Hardware Gross Profit	**$ 19,445**	$ 24,177	**-20%**
Gross Profit Margin	**27%**	27%	
TOTAL COST OF SALES	**$ 446,194**	$ 435,700	**+2%**
Percentage of total revenue	**60%**	59%	
TOTAL GROSS PROFIT	**$ 299,399**	$ 307,226	**-3%**
Gross Profit Margin	**40%**	41%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. These costs have led to gross profit margin on license revenue being lower than the prior year. We expect this impact of third party software to continue to result in license gross profit margins that are lower than in prior years as third party software becomes a larger portion of our total license revenue.

Cost of support and service increased for the year commensurate with an increase in support and service revenue, which led to gross profit margin consistent with that realized in the prior year.

Cost of hardware decreased for the year in line with the decrease in hardware revenue. Hardware gross profit margin remained at 27% for both years.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30, 2009	2008	% Change
Selling and marketing	**$ 54,931**	$ 55,916	**-2%**
Percentage of total revenue	**7%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2009 fiscal year, the selling and marketing expenses decrease was due to lower marketing expenses, including lower product promotion and trade show expenses, than were incurred in the prior year. Overall, Selling and marketing expenses decreased slightly as a percentage of total revenue in comparison to a year ago. Commission expense has remained level compared to last year due to lower license and hardware revenues, partially offset by growth in support and service revenue.

Research and Development

	Year Ended June 30, 2009	2008	% Change
Research and development	**$ 42,901**	$ 43,326	**-1%**
Percentage of total revenue	**6%**	6%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses decreased slightly for fiscal year 2009 primarily due to cost control measures undertaken by the Company. These measures included a reduction in the use of consultants and independent contractors compared to last year. As a result of these efforts, Research and development expenses have remained level at 6% of total revenue.

General and Administrative

	Year Ended June 30, 2009	2008	% Change
General and administrative	**$ 43,681**	$ 43,775	**-0%**
Percentage of total revenue	**6%**	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense have remained level for the current year compared to prior year, as cost control measures have slowed the growth in personnel costs and reduced travel and other operating expenses. General and administrative expenses have remained a consistent 6% of total revenue for both years.

INTEREST INCOME (EXPENSE)

Interest income decreased 64% from $2,145 to $781 due primarily to lower average invested balances coupled with lower interest rates on invested balances. Interest expense decreased 30% from $1,928 to $1,357 due to lower average interest rates on outstanding borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $54,208 or 34.5% of income before income taxes in fiscal 2009 compared with $59,139 or 36.0% of income before income taxes fiscal 2008. The decrease was primarily due to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2009, retroactive to January 1, 2008. Renewal of this credit had a significant tax benefit in fiscal year 2009 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2009 related to fiscal year 2008.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations decreased slightly, moving from $105,287, or $1.17 per diluted share in fiscal 2008 to $103,102, or $1.22 per diluted share in fiscal 2009.

DISCONTINUED OPERATIONS

There was no gain or loss from discontinued operations for fiscal 2009. Loss on discontinued operations, net of taxes, was $1,065 for fiscal 2008. The loss included a loss on the sale of Banc Insurance Services, Inc. and Banc Insurance Agency, Inc. of $2,718, and a $1,457 loss on the operations of the two companies. The income tax benefit on the loss amount was $3,110.

FISCAL 2008 COMPARED TO FISCAL 2007

Fiscal 2008 showed strong growth in support and service revenues, tempered somewhat by leaner gross and operating margins. As a result, an 11% increase in total revenue yielded income from continuing operations that was flat in comparison to fiscal 2007.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2008	2007	
License	**$ 73,553**	$ 76,403	**-4%**
Percentage of total revenue	**10%**	11%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue decreased by $2,850 compared to last fiscal year mainly due to a decrease in the number of new license agreements and an overall decrease in the average transaction size in comparison to the prior fiscal year. When compared with last year, many of our software solutions experienced a decrease in license revenue. Those products that had the most significant decreases included Yellow Hammer Fraud Detective™ (our fraud detection/ prevention solution), Silverlake® (our flagship core software solution for larger banks), and Synergy (our enterprise content management solution). A significant portion of the decrease in license revenue can be attributed to the continuing shift in demand by banks and credit unions toward our outsourcing services from an in-house delivery. While many products had decreases in revenue during the current fiscal year, some products did very well, including Episys®, our flagship core processing system aimed at larger credit unions, and Yellow Hammer™ BSA, our new compliance and risk mitigation solution.

Support and Service Revenue

	Year Ended June 30,		% Change
	2008	2007	
Support and service	**$ 580,334**	$ 501,722	**+16%**
Percentage of total revenue	**78%**	75%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 32,685	15%
EFT Support	30,601	29%
Outsourcing Services	11,467	10%
Implementation Services	3,859	6%
Total Increase	**$ 78,612**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT Support services (including ATM and debit card transaction processing, online bill payment services, remote deposit capture and Check 21 transaction processing services).

There was strong growth in all of the support and service revenue components. In-house support and other services increased partially as a result of increased implementations of recently acquired products. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow. EFT support, which includes ATM/debit card processing, on-line bill pay, remote deposit capture and Check 21 transaction processing services, experienced the largest percentage growth due to increased customer activity and expansion of our customer base. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and increase volume. Implementation services revenue increased during the year partially due to implementations of newly acquired or developed software products, as well as an increase in merger conversions for existing customers that acquired other financial institutions.

Hardware Revenue

	Year Ended June 30,		% Change
	2008	2007	
Hardware	**$ 89,039**	$ 88,342	**+1%**
Percentage of total revenue	**12%**	13%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue increased slightly in the current fiscal year because a small decrease in the sale of major hardware components was offset by slight increases in revenue from the sale of financial institution forms and supplies and from hardware maintenance contracts.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2008	2007	
Cost of License	**$ 6,698**	$ 4,277	**+57%**
Percentage of total revenue	**<1%**	<1%	
License Gross Profit	**$ 66,855**	$ 72,126	**-7%**
Gross Profit Margin	**91%**	94%	
Cost of support and service	**$ 364,140**	$ 309,919	**+17%**
Percentage of total revenue	**49%**	47%	
Support and Service Gross Profit	**$ 216,194**	$ 191,803	**+13%**
Gross Profit Margin	**37%**	38%	
Cost of hardware	**$ 64,862**	$ 65,469	**-1%**
Percentage of total revenue	**9%**	10%	
Hardware Gross Profit	**$ 24,177**	$ 22,873	**+6%**
Gross Profit Margin	**27%**	26%	
TOTAL COST OF SALES	**$ 435,700**	$ 379,665	**+15%**
Percentage of total revenue	**59%**	57%	
TOTAL GROSS PROFIT	**$ 307,226**	$ 286,802	**+7%**
Gross Profit Margin	**41%**	43%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. Gross profit margin on license revenue decreased because a larger percentage of the revenue from licenses was attributable to these sales under reseller agreements where the gross margins are significantly lower than on our owned products. Cost of support and service increased for the year primarily due to additional personnel costs, costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) and increases in the direct costs of providing services (such as transaction processing charges and the cost of third party maintenance) as compared to last year. These increases were commensurate with the increase in support and service revenue. The gross profit margin decreased to 37% from 38% in support and service. Cost of hardware decreased for the year. Hardware gross profit margin increased slightly due to sales mix.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30, 2008	Year Ended June 30, 2007	% Change
Selling and marketing	**$ 55,916**	$ 50,195	**+11%**
Percentage of total revenue	**8%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2008 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs, particularly commission expenses on sales of services, which resulted from increased services revenue. Selling and Marketing expenses remained steady for both years at 8% of total revenue.

Research and Development

	Year Ended June 30, 2008	Year Ended June 30, 2007	% Change
Research and development	**$ 43,326**	$ 35,962	**+20%**
Percentage of total revenue	**6%**	5%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with an 11% increase in headcount for ongoing development of new products and enhancements to existing products. In addition, recent acquisitions have research and development expenses that exceed the average for the remainder of the Company, which has contributed to the increase from the prior fiscal year. Research and development expenses increased slightly to 6% of total revenue from 5% in fiscal 2007.

General and Administrative

	Year Ended June 30, 2008	Year Ended June 30, 2007	% Change
General and administrative	**$ 43,775**	$ 40,617	**+8%**
Percentage of total revenue	**6%**	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense increased primarily due to employee costs associated with a 4% increase in headcount and to an increase in professional services fees (fees for accounting, legal and business consultants). Also impacting the increase was growth in travel and lodging expenses (including the cost of aircraft fuel). General and administrative costs remained at 6% of total revenue for both fiscal years.

INTEREST INCOME (EXPENSE)

Interest income decreased 37% from $3,406 to $2,145 due primarily to lower average invested balances coupled with lower interest rates on invested balances. Interest expense increased 10% from $1,757 to $1,928 due to higher average outstanding borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $59,139 or 36.0% of income before income taxes in fiscal 2008 compared with $56,033 or 34.7% of income before income taxes fiscal 2007. The increase was due to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2007, retroactive to January 1, 2006. Renewal of this credit had a significant tax benefit in fiscal year 2007 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. In addition, the R&E Credit expired as of December 31, 2007, which also contributed to the increase in the tax rate for fiscal year 2008.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations remained relatively flat, moving from $105,644, or $1.15 per diluted share in fiscal 2007 to $105,287, or $1.17 per diluted share in fiscal 2008.

DISCONTINUED OPERATIONS

Loss on discontinued operations, net of taxes, was $1,065 for fiscal 2008. The loss included a loss on the sale of Banc Insurance Services, Inc. and Banc Insurance Agency, Inc. of $2,718, and a $1,457 loss on the operations of the two companies. The income tax benefit on the loss amount was $3,110. The loss on operations of the disposed companies for fiscal 2007 included a loss from operations of $1,474, netted with the income tax benefit of $511.

BUSINESS SEGMENT DISCUSSION

Bank Systems and Services

	2009	% Change	2008	% Change	2007
Revenue	**$617,711**	+<1%	$616,390	+11%	$555,861
Gross Profit	**$247,812**	-3%	$255,870	+5%	$244,788
Gross Profit Margin	**40%**		42%		44%

In fiscal 2009, revenue remained essentially even in the bank systems and services business segment compared to the prior year. Support and service revenue increased for most lines, particularly EFT support which experienced 9% revenue growth and in-house support which experienced 8% revenue growth. The growth in these components was offset by a 14% decrease in license revenue and a 15% decrease in hardware revenue. Gross profit margin decreased as the mix of revenue shifted away from license revenue (which carries the largest margins) toward support and service revenue. Hardware profit margins remained even compared to fiscal 2008.

In fiscal 2008, the revenue increase in the bank systems and services business segment is primarily due to continued growth in support and service revenue, particularly EFT support which experienced 29% revenue growth and in-house support which experienced 16% revenue growth. The growth in these components was partially offset by a 13% decrease in license revenue. Gross profit margin decreased as the mix of revenue shifted away from license revenue (which carries the largest margins) toward support and service revenue. Hardware revenue decreased by 2%; however, a shift in sales mix during fiscal 2008 compared to fiscal 2007 led to a slightly higher hardware margin.

Credit Union Systems and Services

	2009	% Change	2008	% Change	2007
Revenue	**$127,882**	+1%	$126,536	+14%	$110,606
Gross Profit	**$51,587**	+<1%	$51,356	+22%	$42,014
Gross Profit Margin	**40%**		41%		38%

In fiscal 2009, revenues in the credit union systems and services business segment increased 1% from fiscal 2008. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced strong growth in all revenue components and 18 percent growth overall. In particular, EFT Support experienced 32% revenue growth over the prior year. The growth in Support and service revenue was offset by decreases in both license and hardware revenue. Gross profit in this business segment remained even in fiscal 2009 compared to fiscal 2008.

In fiscal 2008, revenues in the credit union systems and services business segment increased 14% from fiscal 2007. All revenue components within the segment experienced growth during fiscal 2008. License revenue generated the largest dollar growth in revenue as Episys®, our flagship core processing system aimed at larger credit unions, experienced strong sales throughout the year. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced 34 percent growth in EFT support and 10 percent growth in in-house support. Gross profit in this business segment increased $9,344 in fiscal 2008 compared to fiscal 2007, due primarily to the increase in license revenue, which carries the highest margins.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated positive cash flow from operations and have generally used funds generated from operations and short-term borrowings on our revolving credit facility to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents increased to $118,251 at June 30, 2009 from $65,565 at June 30, 2008.

The following table summarizes net cash from operating activities in the statement of cash flows:

	Year ended June 30,		
	2009	2008	2007
Net income	$ 103,102	$ 104,222	$ 104,681
Non-cash expenses	74,397	70,420	56,348
Change in receivables	21,214	(2,913)	(28,853)
Change in deferred revenue	21,943	5,100	24,576
Change in other assets and liabilities	(14,068)	4,172	17,495
Net cash from operating activities	$ 206,588	$ 181,001	$ 174,247

Cash provided by operations increased $25,587 to $206,588 for the fiscal year ended June 30, 2009 as compared to $181,001 for the fiscal year ended June 30, 2008. This increase is primarily attributable to a decrease in receivables compared to the same period a year ago of $21,214. This decrease is largely the result of fiscal 2010 annual software maintenance billings being provided to customers earlier than in the prior year, which allowed more cash to be collected before the end of the fiscal year than in previous years. Further, we collected more cash overall related to revenues that will be recognized in subsequent periods in the current year than in fiscal 2008.

Cash used in investing activities for the fiscal year ended June 2009 was $59,227 and includes $3,027 in contingent consideration paid on prior years' acquisitions. Cash used in investing activities for the fiscal year ended June 2008 was $102,148 and includes payments for acquisitions of $48,109, plus $1,215 in contingent consideration paid on prior years' acquisitions. Capital expenditures for fiscal 2009 were $31,562 compared to $31,105 for fiscal 2008. Cash used for software development in fiscal 2009 was $24,684 compared to $23,736 during the prior year.

Net cash used in financing activities for the current fiscal year was $94,675 and includes the repurchase of 3,106 shares of our common stock for $58,405, the payment of dividends of $26,903 and $13,489 net repayment on our revolving credit facilities. Cash used in financing activities was partially offset by proceeds of $3,773 from the exercise of stock options and the sale of common stock (through the employee stock purchase plan) and $348 excess tax benefits from stock option exercises. During fiscal 2008, net cash used in financing activities for the fiscal year was $101,905 and includes the repurchase of 4,200 shares of our common stock for $100,996, the payment of dividends of $24,683 and $429 net repayment on our revolving credit facilities. Cash used in financing activities was partially offset by proceeds of $20,394 from the exercise of stock options and the sale of common stock and $3,809 excess tax benefits from stock option exercises.

Beginning during fiscal 2008, US financial markets and many of the largest US financial institutions have been shaken by negative developments in the home mortgage industry and the mortgage markets, and particularly the markets for subprime mortgage-backed securities. Since that time, these and other such developments have resulted in a broad, global economic downturn. While we, as is the case with most companies, have experienced the effects of this downturn, we have not experienced any significant issues with our current collection efforts, and we believe that any future impact to our liquidity will be minimized by cash generated by recurring sources of revenue and due to our access to available lines of credit.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2008, there were 11,301 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,690 additional shares. On August 25, 2008, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. During fiscal 2009, the Company repurchased 3,106 treasury shares for $58,405. The total cost of treasury shares at June 30, 2009 is $309,585. At June 30, 2009, there were 14,407 shares in treasury stock and the Company had the authority to repurchase up to 5,584 additional shares.

Subsequent to June 30, 2009, the Company's Board of Directors declared a cash dividend of $.085 per share on its common stock payable on September 17, 2009, to stockholders of record on September 4, 2009. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company renewed a bank credit line on April 28, 2008 which provides for funding of up to $5,000 and bears interest at the bank's prime rate less 1% (2.25% at June 30, 2009). The credit line matures on April 29, 2010. At June 30, 2009, no amount was outstanding.

The Company renewed a credit line on March 7, 2009 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (3.25% at June 30, 2009). The credit line expires March 7, 2010 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2009.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 0.5% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2009, the outstanding revolving bank credit facility balance was $60,000. This outstanding balance bears interest at a weighted average rate of 0.73%. This credit line is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the agreement. As of June 30, 2009, the Company was in compliance with all such covenants.

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $6,907, less accumulated depreciation of $877. At June 30, 2009, $3,461 was outstanding, all of which will be maturing in the next twelve months.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At June 30, 2009 the Company's total off balance sheet contractual obligations were $50,820. This balance consists of $24,660 of long-term operating leases for various facilities and equipment which expire from 2010 to 2017 and the remaining $26,160 is for purchase commitments related to property and equipment, particularly for contractual obligations related to the on-going construction of a new facility in Springfield, Missouri. The table excludes $6,249 of liabilities under the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as we are unable to reasonably estimate the ultimate amount or timing of settlement.

Contractual obligations by period as of June 30, 2009	Less than 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Operating lease obligations	$ 8,759	$ 7,994	$ 4,519	$ 3,388	$ 24,660
Capital lease obligations	3,461	-	-	-	3,461
Note payable, including accrued interest	60,045	-	-	-	60,045
Purchase obligations	25,750	410	-	-	26,160
Total	$98,015	$8,404	$4,519	$3,388	$114,326

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. Relative to SFAS 157, the FASB issued Staff Positions ("FSP") 157-1, 157-2 and 157-3. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, *"Accounting for Leases"* ("SFAS 13"), and its related interpretive accounting pronouncements that address leasing transactions. FSP 157-2 delayed the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining fair value of a financial asset when the market for that financial asset is not active. SFAS 157 was effective for the Company beginning on July 1, 2008. Its adoption did not have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations,"* ("SFAS 141(R)") which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Relative to SFAS 141(R), the FASB issued FSP 141(R)-1 on April 1, 2009. FSP 141(R)-1 eliminates the requirement under FAS 141(R) to record assets or liabilities at the acquisition date for noncontractual contingencies at fair value where it is deemed "more-likely-than-not" that an asset or liability would result. Under FSP 141(R)-1, such assets and liabilities would only need to be recorded where the fair value can be determined during the measurement period or where it is probable that an asset or liability exists at the acquisition date and the amount of fair value can be reasonably determined. SFAS 141(R) is effective for the Company on July 1, 2009. SFAS 141(R) will have an impact on the Company's accounting for business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined at this time.

In April 2008, the FASB issued FSP FAS 142-3, *"Determination of the Useful Life of Intangible Assets"* ("FSP 142-3"). This pronouncement amends SFAS No. 142, regarding the factors that should be considered in developing the useful lives for intangible assets with renewal or extension provisions. FSP 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FSP 142-3 also requires an entity to disclose information regarding the extent to which the expected future cash flows associated with an intangible asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP 142-3 will be effective for qualifying intangible assets acquired by the Company on or after July 1, 2009. The application of FSP 142-3 is not expected to have a material impact on the Company's financial statements; however, it could impact future transactions entered into by the Company.

In June 2009, the FASB issued SFAS No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162"* ("SFAS 168"), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 will become effective in the first fiscal quarter of fiscal 2010 and is not expected to have a material impact on the Company's financial statements.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Customers receive certain elements of our products over time. Changes to the elements in a software arrangement or in our ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements alone are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Implementation services are generally for installation, implementation, and configuration of our systems and for training of our customer's employees. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined by SOP 97-2. To the extent hardware revenue is subject to SOP 97-2 and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, "*Reporting Revenue Gross as a Principal versus Net as an Agent.*" Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine current and deferred income taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. Also, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") – *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,"* requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our financial results.

Assumptions related to purchase accounting and goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments require an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing can have a material effect on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1A of this report. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the financial services industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking or credit union industry, increased government regulation, network or internet security problems, operational problems in our outsourcing facilities and others listed in "Risk Factors" at Item 1A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

FINANCIAL STATEMENT SCHEDULES

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in fiscal 2008 the Company changed its method of accounting for income taxes to conform to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* and our report dated August 28, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

August 28, 2009

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2009 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). Based on this assessment, management has determined the Company's internal control over financial reporting as of June 30, 2009 was effective.

The Company's internal control over financial reporting as of June 30, 2009 has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the internal control over financial reporting of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission*. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2009 of the Company and our report dated August 28, 2009 expressed an unqualified opinion, and includes an explanatory paragraph relating to a change in accounting for income taxes.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

August 28, 2009

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,		
	2009	2008	2007
REVENUE			
License	**$ 58,434**	$ 73,553	$ 76,403
Support and service	**614,242**	580,334	501,722
Hardware	**72,917**	89,039	88,342
Total	**745,593**	742,926	666,467
COST OF SALES			
Cost of license	**6,885**	6,698	4,277
Cost of support and service	**385,837**	364,140	309,919
Cost of hardware	**53,472**	64,862	65,469
Total	**446,194**	435,700	379,665
GROSS PROFIT	**299,399**	307,226	286,802
OPERATING EXPENSES			
Selling and marketing	**54,931**	55,916	50,195
Research and development	**42,901**	43,326	35,962
General and administrative	**43,681**	43,775	40,617
Total	**141,513**	143,017	126,774
OPERATING INCOME	**157,886**	164,209	160,028
INTEREST INCOME (EXPENSE)			
Interest income	**781**	2,145	3,406
Interest expense	**(1,357)**	(1,928)	(1,757)
Total	**(576)**	217	1,649
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**157,310**	164,426	161,677
PROVISION FOR INCOME TAXES	**54,208**	59,139	56,033
INCOME FROM CONTINUING OPERATIONS	**103,102**	105,287	105,644
DISCONTINUED OPERATIONS (Note 12)			
Loss from operations of discontinued component (including loss on disposal of $2,718 in 2008)	**-**	(4,175)	(1,474)
Income tax benefit	**-**	3,110	511
Loss on discontinued operations	**-**	(1,065)	(963)
NET INCOME	**$ 103,102**	$ 104,222	$ 104,681
Continuing operations	**$ 1.22**	$ 1.17	$ 1.15
Discontinued operations	**-**	(0.01)	(0.01)
Diluted net income per share	**$ 1.22**	$ 1.16	$ 1.14
Diluted weighted average shares outstanding	**84,830**	89,702	92,032
Continuing operations	**$ 1.23**	$ 1.19	$ 1.17
Discontinued operations	**-**	(0.01)	(0.01)
Basic net income per share	**$ 1.23**	$ 1.18	$ 1.16
Basic weighted average shares outstanding	**84,118**	88,270	90,155

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	JUNE 30, 2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 118,251	$ 65,565
Investments, at amortized cost	1,000	997
Receivables	192,733	213,947
Income tax receivable	2,692	-
Prepaid expenses and other	24,371	25,143
Prepaid cost of product	19,717	19,515
Deferred income taxes	882	4,590
Total current assets	359,646	329,757
PROPERTY AND EQUIPMENT, net	237,778	239,005
OTHER ASSETS:		
Prepaid cost of product	6,793	9,584
Computer software, net of amortization	82,679	74,943
Other non-current assets	11,955	10,564
Customer relationships, net of amortization	55,450	63,819
Trade names	3,999	3,999
Goodwill	292,400	289,373
Total other assets	453,276	452,282
Total assets	$ 1,050,700	$ 1,021,044
LIABILITES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,206	$ 6,946
Accrued expenses	34,018	35,996
Accrued income taxes	1,165	15,681
Note payable and current maturities of capital leases	63,461	70,177
Deferred revenues	237,557	212,375
Total current liabilities	344,407	341,175
LONG TERM LIABILITIES:		
Deferred revenues	7,981	11,219
Deferred income taxes	65,066	61,710
Other long-term liabilities, net of current maturities	6,740	5,489
Total long term liabilities	79,787	78,418
Total liabilities	424,194	419,593
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value: 250,000,000 shares authorized;		
Shares issued at 06/30/09 were 98,020,796		
Shares issued at 06/30/08 were 97,702,098	980	977
Additional paid-in capital	298,378	291,120
Retained earnings	636,733	560,534
Less treasury stock at cost		
14,406,635 shares at 06/30/09, 11,301,045 shares at 06/30/08	(309,585)	(251,180)
Total stockholders' equity	626,506	601,451
Total liabilities and stockholders' equity	$ 1,050,700	$ 1,021,044

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	YEAR ENDED JUNE 30,		
	2009	2008	2007
PREFERRED SHARES:	-	-	-
COMMON SHARES:			
Shares, beginning of year	**97,702,098**	96,203,030	93,955,663
Shares issued for equity-based payment arrangements	**196,727**	1,443,071	2,218,395
Shares issued for Employee Stock Purchase Plan	**121,971**	55,997	28,972
Shares, end of year	**98,020,796**	97,702,098	96,203,030
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 977**	$ 962	$ 939
Shares issued for equity-based payment arrangements	**2**	14	23
Shares issued for Employee Stock Purchase Plan	**1**	1	-
Balance, end of year	**$ 980**	$ 977	$ 962
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 291,120**	$ 262,742	$ 224,195
Shares issued upon exercise of stock options	**1,882**	19,151	28,557
Shares issued for Employee Stock Purchase Plan	**1,888**	1,228	632
Tax benefits from share-based compensation	**1,216**	6,555	8,355
Stock-based compensation expense	**2,272**	1,444	1,003
Balance, end of year	**$ 298,378**	$ 291,120	$ 262,742
RETAINED EARNINGS:			
Balance, beginning of year	**$ 560,534**	$ 484,845	$ 401,849
Net income	**103,102**	104,222	104,681
FASB Interpretation No. 48 transition amount	**-**	(3,850)	-
Dividends (2009-$0.32 per share; 2008- $0.28 per share; 2007-$0.24 per share)	**(26,903)**	(24,683)	(21,685)
Balance, end of year	**$ 636,733**	$ 560,534	$ 484,845
TREASURY STOCK:			
Balance, beginning of year	**$ (251,180)**	$ (150,184)	$ (51,771)
Purchase of treasury shares	**(58,405)**	(100,996)	(98,413)
Balance, end of year	**$ (309,585)**	$ (251,180)	$ (150,184)
TOTAL STOCKHOLDERS' EQUITY	**$ 626,506**	$ 601,451	$ 598,365

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	YEAR ENDED JUNE 30,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 103,102**	$ 104,222	$ 104,681
Adjustments to reconcile net income from operations to cash from operating activities:			
Depreciation	**38,859**	40,195	36,427
Amortization	**25,288**	21,811	14,527
Deferred income taxes	**7,047**	5,320	4,239
Expense for stock-based compensation	**2,272**	1,444	1,003
Loss on property and equipment (including 6/30/08 loss on discontinued operations)	**938**	1,683	167
Other, net	**(7)**	(33)	(15)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	**21,214**	(2,913)	(28,853)
Prepaid expenses, prepaid cost of product, and other	**1,969**	9,670	(2,987)
Accounts payable	**1,260**	(4,951)	(3,050)
Accrued expenses	**(2,430)**	541	5,667
Income taxes	**(14,867)**	(1,088)	17,865
Deferred revenues	**21,943**	5,100	24,576
Net cash from operating activities	**206,588**	181,001	174,247
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**(3,027)**	(49,324)	(39,307)
Capital expenditures	**(31,562)**	(31,105)	(34,202)
Purchase of investments	**(2,996)**	(1,975)	(3,603)
Proceeds from sale of property and equipment	**42**	2,098	25
Proceeds from investments	**3,000**	2,000	4,810
Computer software developed	**(24,684)**	(23,736)	(20,743)
Other, net	**-**	(106)	109
Net cash from investing activities	**(59,227)**	(102,148)	(92,911)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	**2,720**	19,165	28,580
Minimum tax withholding payments related to option exercises	**(836)**	-	-
Proceeds from sale of common stock, net	**1,889**	1,229	632
Borrowings under lines of credit	**76,692**	145,097	115,595
Repayments under lines of credit	**(90,181)**	(145,526)	(96,207)
Excess tax benefits from stock-based compensation	**349**	3,809	4,640
Purchase of treasury stock	**(58,405)**	(100,996)	(98,413)
Dividends paid	**(26,903)**	(24,683)	(21,685)
Net cash from financing activities	**(94,675)**	(101,905)	(66,858)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 52,686**	$ (23,052)	$ 14,478
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 65,565**	$ 88,617	$ 74,139
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 118,251**	$ 65,565	$ 88,617

See notes to consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems and services that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide together with computer equipment (hardware) and by providing the conversion and software implementation services for financial institutions to utilize JHA software systems, and by providing other related services. JHA provides continuing support and services to customers using in-house or outsourced systems.

Consolidation

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly-owned, and all significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. Statement of Position ("SOP") 97-2, "*Software Revenue Recognition*," as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions". Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue: Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately or, if the services are not yet sold separately, the price determined by management with relevant authority. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing and ATM, debit card, and other transaction processing services revenue is recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined by SOP 97-2. To the extent hardware revenue is subject to SOP 97-2 and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent."* Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Prepaid Cost of Product

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

Deferred Revenues

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

Computer Software Development

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with SFAS No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed".* Generally, these costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Investments

The Company invests its cash that is not required for current operations primarily in U.S. government securities and money market accounts. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $1,000 and $997 at June 30, 2009 and 2008, respectively. Fair values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

Property and Equipment and Intangible Assets

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Comprehensive Income

Comprehensive income for each of the years ended June 30, 2009, 2008 and 2007 equals the Company's net income.

Business Segment Information

In accordance with SFAS No. 131, *"Disclosure About Segments of an Enterprise and Related Information"*, the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 14). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

Common Stock

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2008, there were 11,301 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,690 additional shares. On August 25, 2008, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. During fiscal 2009, the Company repurchased 3,106 treasury shares for $58,405. The total cost of treasury shares at June 30, 2009 is $309,585. At June 30, 2009, there were 14,407 shares in treasury stock and the Company had the authority to repurchase up to 5,584 additional shares.

Income per Share

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

On July 1, 2007, the Company adopted the provisions of FIN 48, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, under FIN 48, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. Relative to SFAS 157, the FASB issued Staff Positions ("FSP") 157-1, 157-2, 157-3 and 157-4. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, "*Accounting for Leases*" ("SFAS 13"), and its related interpretive accounting pronouncements that address leasing transactions. FSP 157-2 delayed the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining fair value of a financial asset when the market for that financial asset is not active. FSP 157-4 provides guidelines for a broad interpretation of when to apply market-based fair value measurements, requiring judgment to determine when a market has become inactive and in determining fair values in markets that are no longer active. SFAS 157 was effective for the Company beginning on July 1, 2008. Its adoption did not have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations,*" ("SFAS 141(R)") which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Relative to SFAS 141(R), the FASB issued FSP 141(R)-1 on April 1, 2009. FSP 141(R)-1 eliminates the requirement under FAS 141(R) to record assets or liabilities at the acquisition date for noncontractual contingencies at fair value where it is deemed "more-likely-than-not" that an asset or liability would result. Under FSP 141(R)-1, such assets and liabilities would only need to be recorded where the fair value can be determined during the measurement period or where it is probable that an asset or liability exists at the acquisition date and the amount of fair value can be reasonably determined. SFAS 141(R) is effective for the Company on July 1, 2009. SFAS 141(R) will have an impact on the Company's accounting for business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined at this time.

In April 2008, the FASB issued FSP FAS 142-3, "*Determination of the Useful Life of Intangible Assets*" ("FSP 142-3"). This pronouncement amends SFAS No. 142, regarding the factors that should be considered in developing the useful lives for intangible assets with renewal or extension provisions. FSP 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FSP 142-3 also requires an entity to disclose information regarding the extent to which the expected future cash flows associated with an intangible asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP 142-3 will be effective for qualifying intangible assets acquired by the Company on or after July 1, 2009. The application of FSP 142-3 is not expected to have a material impact on the Company's financial statements; however, it could impact future transactions entered into by the Company.

In June 2009, the FASB issued SFAS No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*" ("SFAS 168"), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 will become effective in the first fiscal quarter of fiscal 2010 and is not expected to have a material impact on the Company's financial statements.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable or payable and short-term and long-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30, 2009	June 30, 2008	Estimated Useful Life
Land	**$ 24,411**	$ 24,411	
Land improvements	**19,845**	19,826	5-20 years
Buildings	**99,400**	97,594	25-30 years
Leasehold improvements	**21,946**	21,995	5-10 years (1)
Equipment and furniture	**194,149**	179,613	5-8 years
Aircraft and equipment	**40,060**	38,874	8-10 years
Construction in progress	**16,694**	4,995	
	416,505	387,308	
Less accumulated depreciation	**178,727**	148,303	
Property and equipment, net	**$ 237,778**	$ 239,005	

(1) Lesser of lease term or estimated useful life

The Company had material commitments to purchase property and equipment related to the construction of a new facility in Springfield, Missouri, totaling $24,382 at June 30, 2009. There were no material commitments to purchase property and equipment at June 30, 2008. Property and equipment included $273 and $455 that was in accrued liabilities at June 30, 2009 and 2008, respectively. Also, during fiscal 2009, the Company acquired $6,748 of computer equipment through a capital lease. These amounts were excluded from capital expenditures on the statement of cash flows.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2009 and 2008, by reportable segments, are:

	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, as of July 1, 2007	$ 224,065	$ 24,798	$ 248,863
Goodwill acquired during the year	40,510	-	40,510
Balance, as of June 30, 2008	264,575	24,798	289,373
Goodwill acquired during the year	3,027	-	3,027
Balance, as of June 30, 2009	**$ 267,602**	**$ 24,798**	**$ 292,400**

The Banking Systems and Services segment additions for fiscal 2009 relate primarily to the ultimate resolution of contingent consideration amounts for the acquisitions of RPM Intelligence, LLC, and AudioTel Corporation. The additions for fiscal 2008 relate primarily to the acquisitions of Gladiator Technology Services, Inc. and AudioTel Corporation. See Note 13-Business Acquisitions for further details.

Information regarding other identifiable intangible assets is as follows:

	June 30, 2009			June 30, 2008		
	Carrying Amount	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Customer relationships	**$ 126,244**	**$ (70,794)**	**$ 55,450**	$ 126,245	$ (62,426)	$ 63,819
Trade names	**3,999**	**-**	**3,999**	3,999	-	3,999
Totals	**$ 130,243**	**$ (70,794)**	**$ 59,449**	$ 130,244	$ (62,426)	$ 67,818

Trade names have been determined to have indefinite lives and are not amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives ranging from five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2007	$ 77,367	$ (18,177)	$ 59,190
Acquired software	5,728	-	5,728
Capitalized development cost	23,736	-	23,736
Disposals	(2,199)	1,993	(206)
Amortization expense	-	(13,505)	(13,505)
Balance, June 30, 2008	104,632	(29,689)	74,943
Acquired software	**-**	**-**	**-**
Capitalized development cost	**24,684**	**-**	**24,684**
Disposals	**(45)**	**17**	**(28)**
Amortization expense	**-**	**(16,920)**	**(16,920)**
Balance, June 30, 2009	**$ 129,271**	**$ (46,592)**	**$ 82,679**

Amortization expense for all intangible assets was $25,288, $21,811 and $14,527 for the fiscal years ended June 30, 2009, 2008, and 2007, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2009, is as follows:

Year	Customer Relationships	Software	Total
2010	8,236	17,596	25,832
2011	7,673	16,876	24,549
2012	6,647	12,688	19,335
2013	5,282	6,690	11,972
2014	5,282	2,716	7,998

NOTE 5: DEBT

The Company renewed a bank credit line on April 28, 2008 which provides for funding of up to $5,000 and bears interest at the bank's prime rate less 1% (2.25% at June 30, 2009). The credit line matures on April 29, 2010. At June 30, 2009, no amount was outstanding.

The Company renewed a credit line on March 7, 2009 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (3.25% at June 30, 2009). The credit line expires March 7, 2010 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2009.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 0.5% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2009, the outstanding revolving bank credit facility balance was $60,000. This outstanding balance bears interest at a weighted average rate of 0.73%. This credit line is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the agreement. As of June 30, 2009, the Company was in compliance with all such covenants.

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $6,907, less accumulated depreciation of $877. At June 30, 2009, $3,461 was outstanding, all of which will be maturing in the next twelve months.

The Company paid interest of $1,606, $2,521, and $1,975 in 2009, 2008, and 2007 respectively. During fiscal 2009, the Company incurred a total of $1,468 of interest, $111 of which was capitalized.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next 9 years, but certain of the leases contain options to extend the lease term. All lease payments are based on the lapse of time but include, in some cases, payments for operating expenses and property taxes. There are no purchase options on real estate leases at this time, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in operating expenses and property taxes.

As of June 30, 2009, net future minimum lease payments are as follows:

Years Ending June 30,	Lease Payments
2010	$ 8,759
2011	5,053
2012	2,941
2013	2,392
2014	2,127
Thereafter	3,388
Total	$ 24,660

Rent expense was $8,314, $7,895, and $5,797 in 2009, 2008, and 2007, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

	Year ended June 30,		
	2009	2008	2007
Current:			
Federal	**$ 39,616**	$ 48,472	$ 46,369
State	**7,527**	5,347	5,425
Deferred:			
Federal	**7,345**	4,972	4,080
State	**(280)**	348	159
	$ 54,208	$ 59,139	$ 56,033

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2009	2008
Deferred tax assets:		
Deferred revenue	**$ 577**	$ 6,286
Expense reserves (bad debts, insurance, franchise tax and vacation)	**1,834**	2,670
Capital loss carryforward	**-**	2,168
Net operating loss carryforwards	**401**	-
Other, net	**2,273**	2,580
	5,085	13,704
Deferred tax liabilities:		
Accelerated tax depreciation	**(20,579)**	(20,105)
Accelerated tax amortization	**(47,995)**	(45,359)
Other, net	**(418)**	(5,360)
	(68,992)	(70,824)
Net deferred tax liability before valuation allowance	**(63,907)**	(57,120)
Valuation allowance	**(277)**	-
Net deferred tax liability	**$ (64,184)**	$ (57,120)

The deferred taxes are classified on the balance sheets as follows:

	June 30,	
	2009	2008
Deferred income taxes (current)	**$ 882**	$ 4,590
Deferred income taxes (long-term)	**(65,066)**	(61,710)
	$ (64,184)	$ (57,120)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2009	2008	2007
Computed "expected" tax expense	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**2.7%**	2.3%	2.3%
Research and development credit	**-3.0%**	-1.0%	-2.7%
Permanent book/tax differences	**-0.4%**	-0.3%	0.0%
Valuation Allowance	**0.2%**	0.0%	0.0%
Other (net)	**0.0%**	0.0%	0.1%
	34.5%	36.0%	34.7%

The effective income tax rate for fiscal year 2009 decreased from the fiscal year 2008 tax rate due primarily to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2009, retroactive to January 1, 2008. Renewal of this credit had a significant tax benefit in fiscal year 2009 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2009 related to fiscal year 2008.

As of June 30, 2009, the Company had net operating loss carryforwards of $401. These losses have varying expiration dates, ranging from 2012 to 2028. Based on state tax rules which restrict our usage of these losses, we believe it is more likely than not that $277 of these losses will expire unutilized. Accordingly, a valuation allowance of $277 has been recorded against these assets as of June 30, 2009.

The Company paid income taxes of $62,965, $51,709, and $28,887 in 2009, 2008, and 2007, respectively.

Adopting FIN 48 had the following impact on our financial statements: decreased retained earnings by $3,850 and increased long term liabilities by $3,850.

At June 30, 2008, the Company had $4,055 of unrecognized tax benefits. At June 30, 2009, the Company had $5,518 of unrecognized tax benefits, of which, $4,163, if recognized, would affect our effective tax rate. We had accrued interest and penalties of $732 and $738 related to uncertain tax positions at June 30, 2009 and 2008, respectively.

A reconciliation of the unrecognized tax benefits for the years ended June 30, 2009 and 2008 follows:

	Unrecognized Tax Benefits
Balance at July 1, 2007	$ 5,838
Additions for current year tax positions	671
Reductions for prior year tax positions	(2,131)
Reductions related to expirations of statute of limitations	(323)
Balance at June 30, 2008	4,055
Additions for current year tax positions	**1,044**
Additions for prior year tax positions	**2,052**
Reductions for prior year tax positions	**(110)**
Settlements	**(936)**
Reductions related to expirations of statute of limitations	**(587)**
Balance at June 30, 2009	**$ 5,518**

During the fiscal year ended June 30, 2008, the Internal Revenue Service concluded its examination of the Company's U.S. federal income tax returns for fiscal years ended June 2005 through 2006. However, the U.S. federal and state income tax returns for June 30, 2006 and all subsequent fiscal years still remain subject to examination as of June 30, 2009 under statute of limitations rules. We anticipate potential changes resulting from the expiration of statutes of limitations of up to $740 could reduce the unrecognized tax benefits balance within twelve months of June 30, 2009.

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due 30 days from date of billing. Reserves (which are insignificant at June 30, 2009, 2008 and 2007) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required items. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK BASED COMPENSATION PLANS

The Company previously issued options to employees under the 1996 Stock Option Plan ("1996 SOP") and currently issues options to outside directors under the 2005 Non-Qualified Stock Option Plan ("2005 NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options were determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock were reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after the date of grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares. The plan terminated by its terms on October 29, 2006, although options previously granted under the 1996 SOP are still outstanding and vested.

2005 NSOP

The NSOP was adopted by the Company on September 23, 2005, for its outside directors. Generally, options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. For individuals who have served less than four continuous years, 25% of all options will vest after one year of service, 50% shall vest after two years, and 75% shall vest after three years of service on the Board. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 700 shares of common stock have been reserved for issuance under this plan with a maximum of 100 for each director. As of June 30, 2009, there were 530 shares available for future grants under the plan.

A summary of option plan activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding July 1, 2006	7,700	$15.34	
Granted	30	21.79	
Forfeited	(123)	21.22	
Exercised	(2,218)	12.90	
Outstanding June 30, 2007	5,389	16.24	
Granted	50	28.52	
Forfeited	(8)	24.64	
Exercised	(1,454)	13.38	
Outstanding June 30, 2008	3,977	17.42	
Granted	**50**	**17.45**	
Forfeited	**(19)**	**20.77**	
Exercised	**(248)**	**12.28**	
Outstanding June 30, 2009	**3,760**	**$17.75**	**$15,468**
Vested and Expected to Vest June 30, 2009	**3,760**	**$17.75**	**$15,468**
Exercisable June 30, 2009	**3,729**	**$17.71**	**$15,421**

The weighted-average fair value of options granted during fiscal 2009, fiscal 2008 and fiscal 2007 was $7.87, $11.83, and $10.43, respectively. The only options granted during fiscal years 2009, 2008 and 2007 were to non-employee members of the Company's board of directors. The assumptions used in estimating fair value and resulting compensation expenses are as follows:

	Year Ended June 30,		
	2009	2008	2007
Weighted Average Assumptions:			
Expected life (years)	**3.72**	7.41	7.41
Volatility	**30%**	28%	37%
Risk free interest rate	**1.4%**	4.1%	4.7%
Dividend yield	**1.72%**	0.98%	0.96%

The option pricing model assumptions such as expected life, volatility, risk-free interest rate, and dividend yield impact the fair value estimate. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions were based on or determined from external data (for example, the risk-free interest rate) and other assumptions were derived from our historical experience with share-based payment arrangements (e.g., volatility, expected life and dividend yield). The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Our pre-tax operating income for the years ended June 30, 2009, 2008 and 2007 includes $2,272, $1,444 and $1,003 of stock-based compensation costs, respectively. The total cost for the year ended June 30, 2009 and 2008 includes $1,620 and $871 relating to the restricted stock plan, respectively. There was no such cost for 2007.

As of June 30, 2009, there was $77 of total unrecognized compensation costs related to stock options that have not yet vested. These costs are expected to be recognized over a weighted average period of 0.73 years. The weighted average remaining contractual term on options currently exercisable as of June 30, 2009 was 2.32 years.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2009:

Range of Exercise Prices	Shares		Weighted-Average Remaining Contractural Life in Years	Weighted-Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Outstanding	Exercisable
$ 9.44 - $10.83	25	25	0.28	$ 9.44	$ 9.44
$10.84 - $11.50	865	865	3.77	10.84	10.84
$11.51 - $16.87	55	55	3.21	13.04	13.04
$16.88 - $17.38	1,398	1,398	0.76	16.88	16.88
$17.39 - $21.52	573	557	3.75	19.58	19.63
$21.53 - $25.71	407	404	2.78	23.33	23.34
$25.72 - $28.62	395	383	2.67	27.54	27.51
$28.63 - $29.62	29	29	1.68	28.88	28.88
$29.63 - $29.99	10	10	1.43	29.63	29.63
$30.00 - $30.00	3	3	1.93	30.00	30.00
$ 9.44 - $30.00	3,760	3,729	2.37	$ 17.75	$ 17.71

The income tax benefits from stock option exercises totaled $1,233 for the year ended June 30, 2009.

The total intrinsic value of options exercised was $1,999, $18,010 and $22,643 for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Restricted Stock Plan

The Restricted Stock Plan was adopted by the Company on November 1, 2005, for its employees. Up to 3,000 shares of common stock are available for issuance under the plan. Upon issuance, shares of restricted stock are subject to forfeiture and to restrictions which limit the sale or transfer of the shares during the restriction period. The restrictions will be lifted over periods ranging from three to seven years from grant date. On certain awards, the restrictions may be lifted sooner if certain targets for shareholder return are met.

The following table summarizes non-vested share awards as of June 30, 2009, as well as activity for the year then ended:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at July 1, 2007	-	$ -
Granted	133	24.86
Vested	-	-
Forfeited	(3)	24.50
Non-vested shares at June 30, 2008	130	24.87
Granted	**146**	**19.04**
Vested	**(9)**	**25.60**
Forfeited	**-**	**-**
Non-vested shares at June 30, 2009	**267**	**$ 21.66**

The non-vested shares will not participate in dividends during the restriction period. As a result, the weighted-average fair value of the non-vested share awards is based on the fair market value of the Company's equity shares on the grant date, less the present value of the expected future dividends to be declared during the restriction period.

At June 30, 2009, there was $3,567 of compensation expense that has yet to be recognized related to non-vested restricted stock share awards, which will be recognized over a weighted-average period of 2.50 years.

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	Year Ended June 30,		
	2009	2008	2007
Income from continuing operations	**$ 103,102**	$ 105,287	$ 105,644
Discontinued Operations	**-**	(1,065)	(963)
Net Income	**$ 103,102**	$ 104,222	$ 104,681
Common share information:			
Weighted average shares outstanding for basic EPS	**84,118**	88,270	90,155
Dilutive effect of stock options	**712**	1,432	1,877
Shares for diluted EPS	**84,830**	89,702	92,032
Basic Earnings per Share:			
Income from continuing operations	**$ 1.23**	$ 1.19	$ 1.17
Discontinued operations	**-**	(0.01)	(0.01)
Basic Earnings per Share	**$ 1.23**	$ 1.18	$ 1.16
Diluted Earnings per Share:			
Income from continuing operations	**$ 1.22**	$ 1.17	$ 1.15
Discontinued operations	**-**	(0.01)	(0.01)
Diluted Earnings per Share	**$ 1.22**	$ 1.16	$ 1.14

Stock options to purchase approximately 1,267 shares for fiscal 2009, 536 shares for fiscal 2008, and 772 shares for fiscal 2007, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 2006. The plan originally allowed the majority of employees the opportunity to directly purchase shares of the Company at a 5% discount. On October 30, 2007, the shareholders approved an amendment to the plan that increased the discount to 15% beginning January 1, 2008. With this amendment, the plan no longer met the criteria as a non-compensatory plan. As a result, beginning January 1, 2008, the Company began recording the total dollar value of the stock discount given to employees under the plan as expense. Total expense recorded by the Company under the plan for the year ended June 30, 2009 and 2008 was $333 and $125, respectively.

The Company has a defined contribution plan for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $8,341, $7,937, and $7,148 for fiscal 2009, 2008, and 2007, respectively.

NOTE 12: DISCONTINUED OPERATIONS

On June 30, 2008, the Company sold its insurance agency outsourcing business, Banc Insurance Services, Inc. ("BIS") and Banc Insurance Agency, Inc. ("BIA"), to the division's management team and a private equity group for a nominal amount. The transaction resulted in a pre-tax loss of $2,718.

In accordance with the provisions of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets,"* the results of operations of this business for the current and prior periods have been reported as discontinued operations. The divesture of this business was made as a result of poorer than expected operating results.

The insurance agency outsourcing business provided turnkey outsourced insurance agency solutions for financial institutions. Operations of the business, which were formerly included in the Bank Systems and Services segment, are summarized as follows:

	Year Ended June 30,	
	2008	2007
Revenue	$ 1,680	$ 1,595
Loss before income taxes	(1,457)	(1,474)
Income tax benefit	536	511
Net loss from discontinued operations	(921)	(963)
Less loss on disposal, net of income taxes	(144)	-
Loss on discontinued operations	$ (1,065)	$ (963)

Assets and liabilities of the insurance agency outsourcing business before disposal, were as follows:

	June 30, 2008
Cash	$ 656
Accounts receivable	688
Other assets	90
Property and equipment, net	1,007
Total assets	2,441
Accounts payable and other	194
Total liabilities	$ 194

In connection with the sale, the Company accrued $471 lease loss, net of estimated subleases.

NOTE 13: BUSINESS ACQUISITIONS

Fiscal 2008 Acquisitions:

On July 1, 2007, the Company acquired all of the capital stock of Gladiator Technology Services, Inc. ("Gladiator"). Gladiator is a provider of technology security services for financial institutions. The purchase price for Gladiator, $17,425 paid in cash, was allocated to the assets and liabilities acquired based on then-estimated fair values at the acquisition date, resulting in an allocation of $(729) to working capital, $799 to property and equipment, $4,859 to customer relationships, and $12,496 to goodwill. The acquired goodwill has been allocated to the banking systems and services segment. The Company and the former shareholders of Gladiator jointly made an IRC Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the customer relationships and goodwill for tax purposes.

On October 1, 2007, the Company acquired all of the capital stock of AudioTel Corporation ("AudioTel"). AudioTel is a provider of remittance, merchant capture, check imaging, document imaging and management, and telephone and internet banking solutions. The purchase price for AudioTel, $32,092 paid in cash, was preliminarily allocated to the assets and liabilities acquired based upon then-estimated fair values at the acquisition date, resulting in an allocation of $(2,634) to working capital, $528 to property and equipment, $6,017 to customer relationships, $5,728 to capitalized software, $(4,346) to deferred taxes, and $26,799 to goodwill. As part of the purchase agreement, $3,000 of consideration was contingent upon the achievement of operating income targets over the two-year period ending on September 30, 2009. During the third quarter of fiscal 2009, the Company and the former shareholders of AudioTel agreed to amend the purchase agreement to fully settle the contingency for $15. The acquired goodwill has been allocated to the banking systems and services segment and is non-deductible for tax purposes.

Fiscal 2007 Acquisition:

On November 1, 2006, the Company acquired all of the capital stock of Margin Maximizer Group, Inc., which does business as US Banking Alliance ("USBA"). USBA is a leading provider of loan and deposit pricing software and related consulting services to banks and credit unions. The purchase price for USBA, $34,006 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $(2,147) to working capital, $69 to property and equipment, $2,515 to capitalized software, $4,705 to customer relationships, and $28,864 to goodwill. The capitalized software and customer relationships have weighted-average useful lives of approximately 5 years. The acquired goodwill has been allocated to the bank systems and services segment. The Company and the former shareholders of Margin Maximizer Group, Inc. jointly made a Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. The results of USBA's operations have been included with the Company's from the date of acquisition, November 1, 2006, to the end of the period.

Fiscal 2005 Acquisition:

On January 1, 2005, the Company acquired all of the membership interests in RPM Intelligence, LLC, doing business as Stratika ("Stratika"). Stratika provides customer and product profitability solutions for financial institutions. As part of the original agreement, there was contingent purchase consideration of up to $9,752 that may have been paid to the former members based upon the net operating income of Stratika. In fiscal 2006, $248 was paid to the former members of Stratika as part of this contingent consideration. During the first quarter of fiscal 2009, the Company paid $3,000 in full settlement of the remaining contingency. These amounts were included in goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

The accompanying consolidated statements of income for the fiscal years ended June 30, 2008 and 2007 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

Pro Forma (unaudited)	Year Ended June 30,	
	2008	2007
Revenue	$ 746,041	$ 685,647
Gross profit	$ 308,565	$ 298,488
Income from continuing operations	$ 105,373	$ 107,296
Earnings per share - continuing operations	$ 1.17	$ 1.17
Diluted shares	89,702	92,032
Earnings per share - continuing operations	$ 1.19	$ 1.19
Basic shares	88,270	90,155

NOTE 14: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue. The following amounts have been adjusted to exclude discontinued operations (See Note 12):

	For the Year Ended June 30, 2009		
	Bank	Credit Union	Total
REVENUE			
License	$ 45,169	$ 13,265	**$ 58,434**
Support and service	514,748	99,494	**614,242**
Hardware	57,794	15,123	**72,917**
Total	**617,711**	**127,882**	**745,593**
COST OF SALES			
Cost of license	6,113	772	**6,885**
Cost of support and service	321,489	64,348	**385,837**
Cost of hardware	42,297	11,175	**53,472**
Total	**369,899**	**76,295**	**446,194**
GROSS PROFIT	**$ 247,812**	**$ 51,587**	**$ 299,399**

	For the Year Ended June 30, 2008		
	Bank	**Credit Union**	**Total**
REVENUE			
License	$ 52,528	$ 21,025	$ 73,553
Support and service	495,687	84,647	580,334
Hardware	68,175	20,864	89,039
Total	616,390	126,536	742,926
COST OF SALES			
Cost of license	5,376	1,322	6,698
Cost of support and service	305,640	58,500	364,140
Cost of hardware	49,504	15,358	64,862
Total	360,520	75,180	435,700
GROSS PROFIT	$ 255,870	$ 51,356	$ 307,226

	For the Year Ended June 30, 2007		
	Bank	**Credit Union**	**Total**
REVENUE			
License	$ 60,683	$ 15,720	$ 76,403
Support and service	425,912	75,810	501,722
Hardware	69,266	19,076	88,342
Total	555,861	110,606	666,467
COST OF SALES			
Cost of license	4,103	174	4,277
Cost of support and service	255,743	54,176	309,919
Cost of hardware	51,227	14,242	65,469
Total	311,073	68,592	379,665
GROSS PROFIT	$ 244,788	$ 42,014	$ 286,802

	For the Year Ended June 30,		
	2009	2008	2007
Depreciation expense, net			
Bank systems and services	**$ 36,816**	$ 37,970	$ 34,219
Credit Unions systems and services	**2,043**	2,225	2,208
Total	**$ 38,859**	$ 40,195	$ 36,427
Amortization expense, net			
Bank systems and services	**$ 22,779**	$ 19,580	$ 12,070
Credit Unions systems and services	**2,509**	2,231	2,457
Total	**$ 25,288**	$ 21,811	$ 14,527
Capital expenditures			
Bank systems and services	**$ 30,752**	$ 30,994	$ 33,510
Credit Unions systems and services	**810**	111	692
Total	**$ 31,562**	$ 31,105	$ 34,202

	For the Year Ended June 30,	
	2009	2008
Property and equipment, net		
Bank systems and services	**$ 208,488**	$ 208,288
Credit Unions systems and services	**29,290**	30,717
Total	**$ 237,778**	$ 239,005
Identified intangible assets, net		
Bank systems and services	**$ 389,252**	$ 385,671
Credit Unions systems and services	**45,276**	46,463
Total	**$ 434,528**	$ 432,134

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 15: SUBSEQUENT EVENTS

In accordance with SFAS 165, *Subsequent Events*, the Company has evaluated any significant events occurring from the date of these financial statements through August 28, 2009 the date they were issued. The effects of any such events upon conditions existing as of the balance sheet date have been reflected within the financial statements to the extent that the effects were material. Any significant events occurring after the balance sheet date that do not relate to conditions existing as of that date are disclosed below.

On August 17, 2009, the Company announced that it had entered into a definitive agreement to acquire Goldleaf Financial Solutions, Inc. ("Goldleaf"), a provider of integrated technology-based solutions designed to improve the performance of financial institutions. Goldleaf's shareholders will receive $0.98 per share in cash in exchange for their shares. In addition, the Company will retire certain of Goldleaf's outstanding debt and accrued interest obligations, which is anticipated to equal approximately $42,000 at closing. The Goldleaf Board of Directors has unanimously approved the merger and will recommend that Goldleaf shareholders approve the merger. The transaction, which is expected to be completed by the end of the Company's first fiscal quarter or early in the second fiscal quarter, is subject to the approval of Goldleaf's shareholders and customary closing conditions.

On August 24, 2009, the Company's Board of Directors declared a quarterly cash dividend of $0.085 per share of common stock, payable on September 17, 2009 to shareholders of record on September 4, 2009.

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2009				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 13,294	$ 14,860	$ 12,730	$ 17,550	$ 58,434
Support and service	151,947	155,053	151,839	155,403	614,242
Hardware	17,857	20,291	15,839	18,930	72,917
Total	**183,098**	**190,204**	**180,408**	**191,883**	**745,593**
COST OF SALES					
Cost of license	1,089	2,052	1,436	2,308	6,885
Cost of support and service	96,132	96,502	96,732	96,471	385,837
Cost of hardware	13,348	14,277	12,002	13,845	53,472
Total	**110,569**	**112,831**	**110,170**	**112,624**	**446,194**
GROSS PROFIT	**72,529**	**77,373**	**70,238**	**79,259**	**299,399**
OPERATING EXPENSES					
Selling and marketing	13,932	13,845	12,873	14,281	54,931
Research and development	11,546	10,191	10,694	10,470	42,901
General and administrative	11,459	11,725	9,595	10,902	43,681
Total	**36,937**	**35,761**	**33,162**	**35,653**	**141,513**
OPERATING INCOME	**35,592**	**41,612**	**37,076**	**43,606**	**157,886**
INTEREST INCOME (EXPENSE)					
Interest income	563	146	56	16	781
Interest expense	(427)	(524)	(241)	(165)	(1,357)
Total	**136**	**(378)**	**(185)**	**(149)**	**(576)**
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**35,728**	**41,234**	**36,891**	**43,457**	**157,310**
PROVISION FOR INCOME TAXES	13,219	13,249	12,089	15,651	54,208
INCOME FROM CONTINUING OPERATIONS	**22,509**	**27,985**	**24,802**	**27,806**	**103,102**
DISCONTINUED OPERATIONS					
Loss from operations of discontinued operations	-	-	-	-	-
Income tax benefit	-	-	-	-	-
Loss on discontinued operations	**-**	**-**	**-**	**-**	**-**
NET INCOME	**$ 22,509**	**$ 27,985**	**$ 24,802**	**$ 27,806**	**$ 103,102**
Continuing operations	$ 0.26	$ 0.33	$ 0.30	$ 0.33	$ 1.22
Discontinued operations	-	-	-	-	-
Diluted net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.33**	**$ 1.22**
Diluted weighted average shares outstanding	**86,622**	**84,958**	**83,480**	**84,261**	**84,830**
Continuing operations	$ 0.26	$ 0.33	$ 0.30	$ 0.33	$ 1.23
Discontinued operations	-	-	-	-	-
Basic net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.33**	**$ 1.23**
Basic weighted average shares outstanding	**85,744**	**84,314**	**82,873**	**83,541**	**84,118**

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2008				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 13,522	$ 23,294	$ 18,441	$ 18,296	$ 73,553
Support and service	137,912	144,979	148,772	148,671	580,334
Hardware	23,442	23,596	20,267	21,734	89,039
Total	**174,876**	**191,869**	**187,480**	**188,701**	**742,926**
COST OF SALES					
Cost of license	770	1,770	1,739	2,419	6,698
Cost of support and service	87,206	88,781	93,871	94,282	364,140
Cost of hardware	17,298	16,352	14,875	16,337	64,862
Total	**105,274**	**106,903**	**110,485**	**113,038**	**435,700**
GROSS PROFIT	**69,602**	**84,966**	**76,995**	**75,663**	**307,226**
OPERATING EXPENSES					
Selling and marketing	13,680	13,803	13,597	14,836	55,916
Research and development	9,959	11,404	11,340	10,623	43,326
General and administrative	9,808	13,463	9,514	10,990	43,775
Total	**33,447**	**38,670**	**34,451**	**36,449**	**143,017**
OPERATING INCOME	**36,155**	**46,296**	**42,544**	**39,214**	**164,209**
INTEREST INCOME (EXPENSE)					
Interest income	1,349	339	267	190	2,145
Interest expense	(83)	(104)	(583)	(1,158)	(1,928)
Total	**1,266**	**235**	**(316)**	**(968)**	**217**
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**37,421**	**46,531**	**42,228**	**38,246**	**164,426**
PROVISION FOR INCOME TAXES	13,658	17,101	15,430	12,950	59,139
INCOME FROM CONTINUING OPERATIONS	**23,763**	**29,430**	**26,798**	**25,296**	**105,287**
DISCONTINUED OPERATIONS					
Loss from operations of discontinued operations	(352)	(440)	(293)	(3,090)	(4,175)
Income tax benefit	128	161	107	2,714	3,110
Loss on discontinued operations	**(224)**	**(279)**	**(186)**	**(376)**	**(1,065)**
NET INCOME	**$ 23,539**	**$ 29,151**	**$ 26,612**	**$ 24,920**	**$ 104,222**
Continuing operations	$ 0.26	$ 0.32	$ 0.30	$ 0.29	$ 1.17
Discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Diluted net income per share	**$ 0.26**	**$ 0.32**	**$ 0.30**	**$ 0.28**	**$ 1.16**
Diluted weighted average shares outstanding	**90,833**	**90,922**	**88,907**	**88,145**	**89,702**
Continuing operations *	$ 0.27	$ 0.33	$ 0.31	$ 0.29	$ 1.19
Discontinued operations *	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Basic net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.29**	**$ 1.18**
Basic weighted average shares outstanding	**89,168**	**89,393**	**87,615**	**86,902**	**88,270**

* Amounts may not add due to rounding

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BOARD OF DIRECTORS

MICHAEL E. HENRY
Chairman
Jack Henry & Associates
Tucson, Arizona

JOHN F. "JACK" PRIM
Chief Executive Officer
Jack Henry & Associates
Monett, Missouri

JERRY D. HALL
Executive Vice President
Jack Henry & Associates
Monett, Missouri

JAMES J. ELLIS
Managing Partner
Ellis/Rosier Financial Services
Dallas, Texas

MATTHEW C. FLANIGAN
Senior Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
Carthage, Missouri

CRAIG R. CURRY
Chairman of the Board
Central Bank
Lebanon, Missouri

WESLEY A. BROWN
Managing Director
St. Charles Capital, LLC.
Denver, Colorado

MARLA K. SHEPARD
President and Chief Executive Officer
California Coast Credit Union
San Diego, California

EXECUTIVE OFFICERS

MICHAEL E. HENRY
Chairman

JOHN F. "JACK" PRIM
Chief Executive Officer

TONY L. WORMINGTON
President

JERRY D. HALL
Executive Vice President

KEVIN D. WILLIAMS
Chief Financial Officer and Treasurer

MARK S. FORBIS
Vice President and Chief Technology Officer

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on November 10, 2009 at Jack Henry & Associates' Corporate Headquarters, Monett, MO.

FORM 10-K

A copy of the Company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our Web site at www.jackhenry.com.

TRANSFER AGENT AND REGISTRAR

Computershare
PO Box 43069
Providence, RI 02940-3069
(800) 446-2617
www.computershare.com

jack henry
& ASSOCIATES INC.®



jack henry & ASSOCIATES INC.®

jack henry BANKING™
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®

SYMITAR™
A JACK HENRY COMPANY

ProfitStars®
A JACK HENRY COMPANY

663 Highway 60 | P.O. Box 807
Monett, MO 65708

Phone | 417-235-6652
Fax | 417-235-4281

www.jackhenry.com